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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on April 20, 2001

                           Crusade Management Limited,
                           --------------------------
              as manager of the Crusade Global Trust No. 1 of 2001
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
             -------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X           Form 40-F
                                 ---                    ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                   No   X
                              --------             -------


         If "Yes" is marked,  indicate  below the file  number  assigned  to the
registrant in connection with Rule 12g3-2(b):   82-___________________.





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



OTHER EVENTS

         On the Quarterly Payment Date falling on April 20, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.


                                         Crusade Management Limited,
                                         as Trust Manager for the Crusade Global
                                         Trust No. 1 of 2001,
                                         (Registrant)



Dated: July 19, 2001                      By:      /s/ Roger Desmarchelier
                                                --------------------------------
                                          Name:  Roger Desmarchelier
                                          Title: Executive Manager

EXHIBIT INDEX


Exhibit              Description
-------              -----------

99.1 The Noteholders Report for the Quarterly Payment Date on April 20, 2001

                               Noteholders Report
                        Crusade Global Trust No.1 of 2001
                       Coupon Period Ending 20 April 2001


USD Notes
----------
                                                                             Coupon Payments    Principal Payments    Charge Offs
                       FV Outstanding (USD)   Bond Factor    Coupon Rate          (USD)                (USD)               (AUD)
                       --------------------   ------------   -------------   ---------------    ------------------    -----------

Class A1 Notes         150,138,085.80         83.410048%     5.29068%        1,349,123.40       29,861,914.20         0.00
Class A2 Notes         633,100,000.00         100.000000%    5.50068%        4,933,514.05       0.00                  0.00



                       FV Outstanding (AUD)   Bond Factor    Coupon Rate     Coupon Payments    (Principal Payment    Charge Offs
                                                                                 (AUD)                 (USD)            (AUD)
                       --------------------   ------------   -------------   ---------------    ------------------    -----------

Class A3 Notes         200,000,000.00         100.000000%    6.03175%        1,685,598.90       0.00                  0.00
Class B Notes          33,600,000.00          100.000000%    Not Disclosed   Not Disclosed      0.00                  0.00
Class C Notes          4,500,000.00           100.000000%    Not Disclosed   Not Disclosed      0.00                  0.00



                                                                  31-Mar-01
POOL SUMMARY                                                      AUD
------------                                                      -------------
Outstanding Balance - Variable Rate Housing Loans                 1,432,897,812
Outstanding Balance - Fixed Rate Loans                              286,296,219
Number of Loans                                                          16,635
Weighted Average Current LVR                                             61.76%
Average Loan Size                                                       103,348
Weighted Average Seasoning                                            30.0 mths
Weighted Average Term to Maturity                                      262 mths

PRINCIPAL COLLECTIONS                                             AUD
---------------------                                             --------------
Scheduled Principal Payments                                        7,514,233.88
Unscheduled Principal Payments                                     65,375,258.88
Redraws                                                             5,127,003.93

Principal Collections                                              67,762,488.83

TOTAL AVAILABLE PRINCIPAL                                         AUD
-------------------------                                         --------------
Principal Collections                                             67,762,488.83
Principal Charge Offs                                                      0.00
Principal Draw                                                    10,882,652.26

Total Available Principal                                         56,879,836.57

Principal Distributed                                             56,879,836.57
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                             AUD
---------------------                                             --------------
Available Income                                                  11,873,032.41
Principal Draw                                                   (10,882,652.26)
Liquidity Draw                                                             0.00

Total Available Funds                                             22,755,684.67

REDRAW & LIQUIDITY FACILITIES                                     AUD
-----------------------------                                     --------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

CPR
                                                                 Mar-01
                                                                 ---------------
                                                  1 mth CPR               26.60%
                                             ------------------- ---------------

ARREARS
-------
                            % of pool
                           (by number)
                           -----------

31 - 59 days                  0.28%
60 - 89 days                   Nil
90+ days                       Nil
Defaults                       Nil
Losses                         Nil





                                    Exh-99.1